SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 14D-9
                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No.22)


                              AMP INCORPORATED
                         (Name of Subject Company)

                              AMP INCORPORATED
                    (Name of Person(s) Filing Statement)

                         Common Stock, no par value
            (including Associated Common Stock Purchase Rights)
                       (Title of Class of Securities)


                                031897-10-1
                   (CUSIP Number of Class of Securities)

                             David F. Henschel
                            Corporate Secretary
                              AMP Incorporated
                               P.O. Box 3608
                    Harrisburg, Pennsylvania 17105-3608
                               (717) 564-0100
    (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                              With a Copy to:

                             Peter Allan Atkins
                             David J. Friedman
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                       New York, New York 10022-3897
                               (212) 735-3000




      This Amendment No.22 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 dated August 21, 1998, as amended (the "Schedule 14D-9"), filed by AMP Incorporated, a Pennsylvania corporation ("AMP"), in connection with the tender offer by PMA Acquisition Corporation, a Delaware corporation (the "Purchaser") and wholly owned subsidiary of AlliedSignal Inc., a Delaware corporation ("AlliedSignal"), to purchase shares of common stock, no par value, of AMP (the "Common Stock"), including the associated Common Stock Purchase Rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of October 25, 1989, and as amended on September 4, 1992, August 12, 1998, August 20, 1998 and September 17, 1998 (the "Rights Agreement"), between AMP and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $44.50 per Share, net to the seller in cash, as disclosed in its Tender Offer Statement on Schedule 14D-1, dated August 10, 1998, as amended, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 10, 1998, and as amended on September 14, 1998 and September 21, 1998, and the related Letter of Transmittal.

      Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in the Schedule 14D-9.

 ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

      Subsection (f) of Item 8 is hereby amended by adding the following paragraph at the end thereof:

           On September 28, 1998, the shareholder plaintiffs filed their First Consolidated Amended Complaint. The consolidated amended complaint names as defendants AMP, the individual members of AMP's Board of Directors and eighteen of AMP's executive officers. The complaint alleges (i) violations of the Securities Exchange Act of 1934, as amended, for failure to set forth an adequate explanation of the reasons for recommending rejection of the AlliedSignal tender offer in AMP's Schedule 14D-9 filings and for failing to disclose material information regarding the reasons for rejection; (ii) that Amendments Nos. 3 and 4 to the Shareholder Rights Plan adopted by the Board are illegal under the Pennsylvania Business Corporation Law; and (iii) that if Amendments Nos. 3 and 4 to the Shareholder Rights Plan is not illegal under the Pennsylvania Business Corporation Law, then that statute violates the Commerce, Supremacy and Due Process clauses of the United States Constitution. The plaintiffs seek, among other things, a declaratory judgment that certain provisions of the Pennsylvania Business Corporation Law are unconstitutional; that Amendments Nos. 3 and 4 to the Shareholder Rights Plan violate the Pennsylvania Business Corporation Law and should be enjoined; that the individual defendants have infringed the voting rights of AMP shareholders; and that the individual defendants have violated their fiduciary duties to AMP.
 They also seek to enjoin the defendants from entrenching themselves in office and from impairing the shareholders' rights to vote on certain matters, and ask the Court to order defendants to disclose all material facts relating to AMP's and AlliedSignal's solicitations. A copy of the First Consolidated Amended Complaint is filed herewith as Exhibit 79 and is incorporated herein by reference, and the foregoing is qualified in its entirety by reference to such exhibit.

 ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

      The following exhibits are filed herewith:

      Exhibit
         No.    Description
      -------   -----------

      78 Letter sent by AMP to its shareholders on September 30, 1998.

      79 First Consolidated Amended Complaint, filed on September 28, 1998 in the United States District Court for the Eastern District of Pennsylvania in In re. AMP Shareholders Litigation, (Civil Action No. 98-CV-4109).


                                  o  o   o


      This document and the exhibits attached hereto contain certain "forward-looking" statements which AMP believes are within the meaning of
 Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The safe harbors intended to be created thereby are not available to statements made in connection with a tender offer and AMP is not aware of any judicial determination as to the applicability of such safe harbor to forward-looking statements made in proxy solicitation materials when there is a simultaneous tender offer. However, shareholders should be aware that any such forward-looking statements should be considered as subject to the risks and uncertainties that exist in AMP's operations and business environment which could render actual outcomes and results materially different than predicted. For a description of some of the factors or uncertainties which could cause actual results to differ, reference is made to the section entitled "Cautionary Statements for Purposes of the 'Safe Harbor'" in AMP's Annual Report on Form 10-K for the year ended December 31, 1997, a copy of which was also filed as Exhibit 19 to the Schedule 14D-9 filed with the Securities and Exchange Commission.
 In addition, the realization of the benefits anticipated from the strategic initiatives will be dependent, in part, on management's ability to execute its business plans and to motivate properly the AMP employees, whose attention may have been distracted by AlliedSignal's tender offers and whose numbers will have been reduced as a result of these initiatives.


                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


 Dated:    September 30, 1998                 AMP Incorporated


                                              By: /s/ Robert Ripp
                                                  _________________________
                                                  Name:  Robert Ripp
                                                  Title: Chairman and Chief
                                                         Executive Officer




                               EXHIBIT INDEX

      The following exhibits are filed herewith:

      Exhibit
         No.    Description
      --------  -----------

      78 Letter sent by AMP to its shareholders on September 30, 1998.

      79 First Consolidated Amended Complaint, filed on September 28, 1998 in the United States District Court for the Eastern District of Pennsylvania in In re. AMP Shareholders Litigation, (Civil Action No. 98-CV-4109).